EXHIBIT (2)(k)(1)(b)

JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II

AMENDMENT TO ADMINISTRATION AGREEMENT

It is hereby agreed that on May 6, 2008, the Board of Trustees of John Hancock Patriot Premium Dividend Fund (the “Fund”) voted to amend Section 4 of the Fund’s Administration Agreement (dated May 6, 1992), effective May 6, 2008 as follows:

4.	Compensation of the Administrator by the Fund

(a)           As full compensation for the services rendered, facilities furnished and expenses paid by the Administrator under this Agreement, the Fund agrees to pay to the Administrator a fee at the annual rate of .10 of 1% of the Fund’s average weekly managed assets. Such fee shall be accrued weekly and paid monthly as soon as practicable after the end of each month. For purposes of calculating such fee, the Fund’s average weekly managed assets are determined by taking the average of all the weekly determinations of managed assets during a given calendar month.

“Managed assets” means the total assets of the Fund (including all assets attributable to any form of investment leverage that may be outstanding) minus the sum of accrued liabilities (other than any liabilities relating to any form investment leverage). For the elimination of debt, and without limiting the generality of the foregoing, liabilities with respect to borrowings used for investment leverage, the principle amount of any debt securities issued by the Fund, and/or the liquidation preference of any preferred shares issued by the Fund shall not be deducted from total assets for purposes of determining managed assets.

(b)           If the Administrator shall serve for less than the whole of any month the foregoing compensation shall be prorated.

Executed this 6th day of May, 2008.

JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II
By:	/s/ Keith F. Hartstein
	Name:	Keith F. Hartstein
	Title:	President & Chief Executive Officer

JOHN HANCOCK ADVISERS, LLC
By:	/s/ Jeffrey Long
	Name:	Jeffrey Long
	Title:	Chief Financial Officer